

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
Suresnes, France

> **Re: Talend S.A.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 001-37825**

Dear Mr. Tuchen:

We have reviewed your December 11, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2019 letter.

Form 10-K for the fiscal year ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
(e) Revenue Recognition
Allocation of the transaction price to the performance obligations in the contract, page 83

1. We note your response to prior comment 1. Please tell us the specific costs that directly relate to "providing" the IP and tell us what consideration was given to including the costs incurred to develop the IP. As part of your response, tell us what consideration was given to using the "adjusted market assessment approach" to estimate SSP for the performance obligations. Refer to ASC 606-10-32-34a.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology